UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

China Biopharma, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
16937L107
(CUSIP Number)
December 13, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
❒ Rule 13d-1(b)
☒ Rule 13d-1(c)
❒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16937L107	SCHEDULE 13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vision Opportunity Master Fund, Ltd. *
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ❒ (b) ❒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Caymen Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,546,888
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,546,888
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,546,888
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.99%
12	TYPE OF REPORTING PERSON* CO

* Adam Benowitz, in his capacity as managing member of the Reporting Person, has ultimate dispositive power over the shares held by the Reporting Person. Mr. Benowitz disclaims beneficial ownership of the shares disclosed herein.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 16937L107	SCHEDULE 13G	Page 3 of 6 Pages

Item 1(a).       Name of Issuer:

China Biopharma, Inc.

Item 1(b).       Address of Issuer's Principal Executive Offices:

31 Airpark Road
Princeton, New Jersey 08540

Item 2(a).       Name of Person Filing.
Item 2(b).       Address of Principal Business Office or, if None, Residence.
Item 2(c).       Citizenship.

Vision Opportunity Master Fund, Ltd.
20 W. 55th Street, 5th Floor
New York, New York 10019
Cayman Islands

Item 2(d).       Title of Class of Securities:

Common Stock, par value $0.0001 per share

Item 2(e).       CUSIP Number:

16937L107

Item 3.            If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.           Ownership.*

The following is information regarding the aggregate number and percentage of the class  of securities of the Issuer identified in Item 1 as of December 13, 2006:

(a)
Amount beneficially owned: 4,546,888 shares of Common Stock (based upon 85,520,000 shares of Common Stock outstanding as of November 13, 2006, as reported on the Issuer’s quarterly report on Form 10-Q filed for the fiscal quarter ending September 30, 2006).

(b)    Percent of Class: 4.99%

(c)    Number of shares as to which such person has:

(i) sole power to vote or direct the vote: 4,546,888

(ii) shared power to vote or direct the vote: 0

(iii) sole power to dispose or direct the disposition of: 4,546,888

CUSIP No. 16937L107	SCHEDULE 13G	Page 4 of 6 Pages

(iv) shared power to dispose or direct the disposition of: 0

*On December 13, 2006, the Reporting Person acquired the following securities from the Issuer in a private placement transaction: (i) a secured convertible promissory note in the aggregate principal amount of $700,000 (the “Note”), convertible into shares of the Issuer’s Common Stock at a conversion price of $0.25, (ii) a series A warrant to purchase 2,000,000 shares of Common Stock expiring five (5) years following the effectiveness of the registration statement for the resale of shares of Common Stock issuable upon conversion of the Note and exercise of the Warrants (the “Registration Statement”) at an exercise price of $0.30 per share (the “Series A Warrant”); and (iii) a series B warrant to purchase 2,000,000 shares of Common Stock expiring five (5) years following the effectiveness of the Registration Statement at an exercise price of $0.40 per share (together with the Series A Warrant, the “Warrants”). The Note is convertible into shares of Common Stock at any time at the option of the Reporting Person and the Warrants are exercisable into shares of Common Stock at any time at the option of the Reporting Person. Pursuant to the terms of the transaction documents relating to the purchase of the foregoing securities, the Reporting Person may not acquire shares of Common Stock upon conversion of the Note or upon exercise of the Warrants to the extent that, upon conversion or exercise, the number of shares of common stock beneficially owned by the Reporting Person and its affiliates would exceed 4.99% of the issued and outstanding shares of Common Stock of the Issuer. Adam Benowitz, in his capacity as managing member of the Reporting Person, has ultimate dispositive power over the shares held by the Reporting Person. Mr. Benowitz disclaims beneficial ownership of the shares disclosed herein.

Item 5.           Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.           Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.            Identification and Classification of Members of the Group.

Not Applicable

Item 9.           Notice of Dissolution of Group.

Not Applicable

CUSIP No. 16937L107	SCHEDULE 13G	Page 5 of 6 Pages

Item 10.             Certification.

Certification pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 16937L107	SCHEDULE 13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2007

VISION OPPORTUNITY MASTER FUND, LTD.

By: /s/ Adam Benowitz
Name: Adam Benowitz
Title:   Managing Member